File No. 70-




                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM U-1



                           APPLICATION/DECLARATION


                                    Under


                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                             NORTHEAST UTILITIES
                            174 Brush Hill Avenue
                    West Springfield, Massachusetts  08109


                    THE CONNECTICUT LIGHT AND POWER COMPANY
                             107 Selden Street
                         Berlin, Connecticut  06037
(Name of companies filing this statement and address of principal executive offices)


                             NORTHEAST UTILITIES
                   (Name of top registered holding company)

                           Cheryl W. Grise, Esq.
           Senior Vice President, Secretary and General Counsel
                      Northeast Utilities Service Company
                              P.O. Box 270
                   Hartford, Connecticut  06141-0270
                 (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:


Randy A. Shoop                            Jeffrey C. Miller
Treasurer                                 Assistant General Counsel
The Connecticut Light and Power Company   Richard M. Early, Esq.
P.O. Box 270                              Senior Counsel
Hartford, Connecticut  06141-0270         Northeast Utilities Service Company
                                          P.O. Box 270
                                          Hartford, Connecticut  06141-0270



ITEM 1.  Description of Proposed Transaction

   1. The purpose of this Application/Declaration is to seek the Commission's order approving the sale by deed in lieu of condemnation of the South Meadow electric generating station (the "Station") by The Connecticut Light and Power Company ("CL&P") to the Connecticut Resources Recovery Authority ("CRRA"). CL&P is an electric company subsidiary of Northeast Utilities ("NU"), a registered holding company. CRRA is a public instrumentality and political subdivision of the State of Connecticut established by statute for the performance of essential public and governmental functions involving handling and disposal of solid waste, and resource recovery in Connecticut.

   2. The proposed sale of the Station (the "Transaction") is documented in a Title Transfer Agreement, a copy of which is attached as Exhibit B.1 to this Application/Declaration. The Station generates electricity (a) from steam derived from combustion of municipal solid waste in boilers owned by CRRA turning two steam turbines owned by CL&P and (b) by use of four jet turbine sets owned by CL&P. The capability of the Station is approximately 250 megawatts. As of November 30, 2000 the net book value (excluding dismantlement reserves) of the Station was approximately $2.9 million, as shown below:


             Description                           Amount
             Historical Cost                     $96,032,021
             Accumulated Depreciation (FN 1)     93,106,687
             Net Book Value                      $2,925,334
             Dismantlement Reserves               5,075,961
             Net Book Value, with Dismantlement  ($2,150,627)

CRRA will pay CL&P $10 million for the property, plus a full assumption by CRRA of all but $2 million of on-site environmental obligations. Minor amounts of FERC-jurisdictional "transmission" assets will be included with the Station. CL&P will retain either a fee interest or adequate easement rights for the existing substation, switchyard and related transmission and distribution facilities, which CL&P intends to retain. CRRA will continue to use the Station to process municipal solid waste and to generate electricity for sale to CL&P and in the New England competitive markets.





FN 1. The provision for depreciation is calculated using the straight-line method based on the estimated remaining useful lives of depreciable utility plant-on-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation. The costs of closure and removal of nonnuclear facilities are accrued over the life of the plant as a component of depreciation.



   3. The Transaction is consistent with the Connecticut Electric Restructuring Act ("Restructuring Act"), which requires CL&P to divest all generating capacity. CL&P has effected the divestiture of its other non-nuclear generating stations through competitively bid auctions, and had intended to do so for the Station. However, CRRA, to protect its significant investment on the Station site in municipal solid waste processing and combustion facilities, sought and obtained approval of the Connecticut Department of Public Utility Control ("DPUC") to take the Station by eminent domain. A copy of CRRA's application to the DPUC is filed herewith as
Exhibit D.1.   The taking by CRRA was approved by the DPUC by Decision in
Docket No. 99-06-27 (September 1, 1999), a certified copy of which is filed herewith as Exhibit D.2. As CRRA and CL&P negotiated the details of the condemnation, they determined that it would substantially simplify and expedite the transaction if CL&P tenders a deed in lieu of condemnation to CRRA for the Station. CRRA and CL&P have jointly requested DPUC approval of this change in form of the transaction. A copy of this joint request is filed herewith as Exhibit D.3. CL&P is also seeking approval by the Federal Energy Regulatory Commission ("FERC") under Section 203 of the Federal Power Act of CL&P's disposition of FERC-jurisdictional assets, i.e., transmission facilities used in interstate commerce. A copy of this application is filed herewith as Exhibit D.4.

   4. The Transaction is the result of arm's length negotiations, has been reviewed and approved by the DPUC and found to be in the public interest, is subject to additional DPUC review and should be approved by the Commission. As the DPUC determined, this transaction will not only provide CL&P with a payment of $10 million, it will also relieve CL&P of significant environmental liabilities for the Station, which the record of the DPUC proceedings estimates as being worth an additional $20-$30 million, in addition to the cash consideration. The Transaction is in compliance with the Restructuring Act and will enable CL&P to complete the required divestiture of its non-nuclear generating capacity.


ITEM 2.  Fees, Commissions, and Expenses

   5. The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

Northeast Utilities Service Company         Not in excess of $10,000
(Legal, Financial, Accounting and
Other Services)

Outside Support (Legal, Environmental        approximately $350,000
and Other Services)


ITEM 3.  Applicable Statutory Provisions

   6. The sections of the Act and the related regulations of the Commission which are or may be applicable to the transactions as herein proposed are set forth below:

     (i) Sale of utility assets           Section 12(d), Rule 44

     To the extent any other sections of the Act or rules thereunder may be applicable to the proposed transactions, the Applicants request appropriate orders thereunder.

ITEM 4.  Regulatory Approval

   7. Additional approvals are required from the DPUC and the FERC as described in Item 1.3 above.


ITEM 5.  Procedure

   8. The Applicants hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H.1. The Applicants respectfully request the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date but in any event not later than February 15, 2001. Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and
(iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

Other Matters

   9. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

   10. NU currently meets all of the conditions of Rule 53(a),except for clause (1). At September 30, 2000, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $469.5 million, or approximately 74% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2000 ($638.8 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Company Act Release No. 27148, dated March 7, 2000 (the "Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

   11. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

   (i) NGC maintains books and records, and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

   (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

   (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

   (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

   (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

   (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

   12. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. NU's EWG investment (it has no FUCO investment) has been profitable for the periods beginning March 7, 2000 and ending March 31, 2000, June 30, 2000 and September 30, 2000, respectively. As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees). As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG was as follows:

                                        As of June 30, 2000

                                   (thousands
                                   of dollars)          %

Common shareholders' equity         2,365,854         36.9
Preferred stock                        277,700         4.3
Long-term and short-term debt        3,768,353        58.8
                                     6,411,907       100.0

The consolidated capitalization ratios of NU as of September 30, 2000, with consolidated debt including all short-term debt and non-recourse debt of the EWG was as follows:

                                As of  September 30, 2000

                                    (thousands
                                     of dollars)           %

Common shareholders' equity           2,413,785          37.9
Preferred stock                         277,700           4.3
Long-term and short-term debt         3,683,667          57.8
                                      6,375,152         100.0

NU's consolidated retained earnings have increased from $582 million as of December 31, 1999 to $691 million as of September 30, 2000. NU's interest in NGC (its only EWG or FUCO) has made a positive contribution to earnings in that time by contributing $15 million to NU's retained earnings with revenues of $75.5 million and net income of $15.7 million. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to NU's investments in EWGs and FUCOs has not had an adverse impact on NU's financial integrity.

ITEM 6.  Exhibits and Financial Statements

   13.  The following exhibits and financial statements are filed herewith:

        (a) Exhibits

         B.1  Form of Title Transfer Agreement

         D.1  Application to Connecticut Department of Public Utility Control

         D.2  Order of the Connecticut Department of Public Utility Control

         D.3  Joint request to DPUC

         D.4  Application to Federal Energy Regulatory Commission*

         D.5  Order of Federal Energy Regulatory Commission*

         E.  Map*

         F.  Opinion of Counsel*

         H.  Form of Notice

        (b) Financial Statements*

         * To be filed by Amendment


ITEM 7.  Information as to Environmental Effects

   14. None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.


                                  SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned officer or attorney thereunto duly authorized.

Date:  January 10, 2001


                         NORTHEAST UTILITIES

                         By: /s/ Randy A. Shoop
                         Its Assistant Treasurer


                         THE CONNECTICUT LIGHT AND POWER COMPANY

                         By: /s/ Randy A. Shoop
                         Its Treasurer